UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC 29644
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the AVX Corporation Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the AVX Corporation Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Columbia, South Carolina
June 30, 2010

 AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2008 and 2009

Assets	2008	2009
Investments, at fair value:
AVX Corporation Common Stock	$7,775,285	$11,916,173
Kyocera Corporation American Depository Shares	6,401,561	6,851,090
Pooled Separate Account	20,838,120	20,097,839
Money Market Fund	315,675	257,262
Mutual Funds	46,907,434	58,432,816
Participant loans	2,678,816	2,233,850
Total Investments	84,916,891	99,789,030

Receivables:
Employer contributions	2,014,571	1,755,612
Participant contributions	21,124	7,594
Total Receivables	2,035,695	1,763,206

Adjustment from fair value to contract value for Pooled Separate Account	3,229,933	1,013,336
Net assets available for benefits	$90,182,519	$102,565,572

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2009

2009
Investment income:
Net appreciation in fair value of investments	$17,276,333
Interest and dividends	2,075,746

Net investment income	19,352,079

Contributions:
Participant	2,280,483
Employer	4,553,252

Total contributions	6,833,735

Transfers into Plan from related plan	2,930

Total additions	26,188,744

Deductions from net assets attributed to:
Benefits paid to participants	13,758,345
Transfers out of Plan to related plan	6,737
Administrative expenses	40,609

Total deductions	13,805,691

Net increase	12,383,053

Net assets available for benefits:
Beginning of year	90,182,519

End of year	$102,565,572

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation ("the Company") makes a matching contribution. The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in. In December of 2009, the Plan was amended to comply with the Pension Protection Act of 2006 (“PPA”), the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”) and the Worker, Retiree, and Employer Recovery Act of 2008 (“PPA Technical Corrections Act”).  The PPA amendment is effective for plan years beginning on January 1, 2007.  The HEART Act and PPA Technical Corrections Act are effect for plan years beginning on January 1, 2008. Plan assets are held in trust by New York Life Investment Management, LLC (the “Trustee”).

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated.  At December 31, 2008 and 2009, interest rates ranged from 4.75% to 9.75%.

Administrative Expenses:

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements and other administrative fees are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund.  These stock administration fees are based on the market value of these funds.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions. At December 31, 2008 and 2009, the net forfeited balance totaled $178,593 and $207,169, respectively. Throughout the year ended December 31, 2009, the forfeitures used to pay administrative costs were $25,360 and there were no forfeitures used to reduce employer contributions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices or other determined market value on the last business day of the year. Dividend income is recorded on the ex-dividend date. Other income from investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the reporting year.

Benefit payments:

Benefits are recorded when paid.

New Accounting Standards

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is now codified in ASC 820, Fair Value Measurements and Disclosures and ASU 2009-12.  This guidance provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly.  The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  This guidance became effective prospectively for the Plan’s December 31, 2009 reporting period and did not materially impact the Plan’s financial statements or related disclosures.

In June 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-01, Topic 105-Generally Accepted Accounting Principles and ASU No. 2009-02, Omnibus Update, Amendments to Various Topics for Technical Corrections" (collectively the "Codification").  The Codification establishes the sole source of authoritative accounting principles generally accepted in the United States of America (GAAP) recognized by the FASB for nongovernmental entities.  Rules and interpretive releases issued by the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification supersedes all existing non-SEC accounting and reporting standards.  Upon issuance, all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.  The FASB also issues Accounting Standards Updates (ASU).  An ASU communicates amendments to the ASC and also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.  This Codification became effective for the Plan’s December 31, 2009 financial statements, and the disclosures contained herein are in compliance with the requirements of the Codification.

In September 2009, the FASB issued Accounting Standards Codification (ASC) Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASC 2009-12).  This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also requires additional disclosure of the attributes of these investments such as:  (1) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (2) unfunded commitments; and (3) investment strategies of the investees.  The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (See Note 4, “Fair Value”).  The adoption of this ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In February 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09), which addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures.  The ASU (1) exempts entities that file their financial statements with, or furnish them to, the SEC from disclosing the date through which subsequent events procedures have been performed and (2) clarifies the circumstances in which an entity’s financial statements would be considered restated and in which the entity would therefore be required to update its subsequent events evaluation since the originally issued or available to be issued financial statements.  ASU 2010-09 became effective immediately upon issuance, and the Company has adopted its disclosure requirements within this Form 11-K for the year ended December 31, 2009.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair (ASC) 820, Fair Value Measurements and Disclosures (ASC 820) to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of this guidance will have a material impact on the Plan’s financial statements and disclosures.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Pooled Separate Account

NY Life Insurance Company Anchor Account I

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Janus Balanced Fund
Seligman TargETFund Core A
Seligman TargETFund 2015 A
Seligman TargETFund 2025 A
Seligman TargETFund 2035 A
Seligman TargETFund 2045 A
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund (This fund was eliminated as an investment option in July 2009.)
PIMCO Total Return Fund
Seligman Large-Cap Value Fund
American EuroPacific Growth Fund
Wells Fargo Advantage Mid-Cap Discipline Fund

The market values of the following investments represent 5% or more of the Plan's total net assets available for benefits for the years ended December 31, 2008 and 2009, respectively:

December 31,	2008	2009

AVX Corporation Common Stock	$7,775,285	$11,916,173
Kyocera Corporation American Depository Shares	6,401,561	6,851,090
NY Life Insurance Company Anchor Account I	20,838,120	20,097,839
Seligman Large-Cap Value Fund	10,528,296	12,723,213
Janus Balanced Fund	6,865,762	7,939,690
MainStay S&P 500 Index Fund	4,961,616	6,784,732
Janus Fund	4,948,855	6,333,216
Lord Abbett Mid-Cap Value Fund	4,833,843	*
American EuroPacific Growth Fund	6,166,590	9,139,681
Wells Fargo Advantage Mid-Cap Discipline Fund	*	6,261,739
PIMCO Total Return Fund	7,261,338	7,636,386

*Amount was less than 5% of the Plan’s total net assets available for benefits as of December 31, 2008 and 2009, respectively.

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

AVX Corporation Common Stock	$4,568,773
Kyocera Corporation American Depository Shares	1,305,106
Mutual Funds	11,402,454
Total	$17,276,333

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2009	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$12,723,213	$12,723,213	$-	$-
Large Cap Growth	6,333,216	6,333,216	-	-
Large Cap Blend	23,864,103	23,864,103	-	-
Mid Cap Blend	6,261,739	6,261,739	-	-
Fixed Income	7,636,386	7,636,386	-	-
Target Retirement	1,614,159	1,614,159	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	257,262	257,262	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	20,097,839	-	20,097,839	-
Common Stock:
Kyocera Corporation American Depository Shares	6,851,090	6,851,090	-	-
AVX Corporation Common Stock	11,916,173	11,916,173	-	-
Participant loans	2,233,850	-	-	2,233,850
Total	$99,789,030	$77,457,341	$20,097,839	$2,233,850

Participant Loans
Year Ended December 31, 2009
Balance, beginning of period	$2,678,816
Purchases, issuances and settlements	(444,966)
Balance, end of period	$2,233,850

		Based on
	Fair Value at December 31, 2008	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual funds	$46,907,434	$46,907,434	$-	$-
NY Life Insurance Company Anchor Account I	20,838,120	-	20,838,120	-
AVX Stock	7,775,285	7,775,285	-	-
Kyocera Stock	6,401,561	6,401,561	-	-
Participant Loans	2,678,816	-		2,678,816
Cash Reserves Fund	315,675	315,675	-	-
Total	$84,916,891	$61,399,955	$20,838,120	$2,678,816

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued at net asset value (NAV) based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated by the Trustee on a net unit basis, or NAV, using a discounting method. See discussion in the “Valuation of Investment” section below.

Assets valued using Level 3 inputs in the table above represent participant loans with various interest rates. These loans are not traded in an active market. They are valued based on the loan amount outstanding. See additional discussion related to these loans in Note 1 under “Participant Loans” section above.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices, which represent NAV. Investment performance depends on the price of the investment on the open market which is influenced by economic markets offering and the businesses of AVX Corporation and Kyocera Corporation.  Temporary cash is invested in the MainStay Cash Reserves Fund, which is designed to provide safety of purchasers’ liquidity and return on investment. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.  Participant loans are valued at their outstanding balances which approximate fair value.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method. The average yield for 2008 and 2009 was 4.60% and 2.82%, respectively. For the years ended December 31, 2008 and 2009, the average yield credited to participants in the Plan was 3.98% and 2.68%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2008 and 2009. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses. The investment can be redeemed at any time and has no unfunded commitments.  In order for the Plan to exit the investment, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5.	Contributions and Vesting:

401(k) and Discretionary Contribution Plan Features:

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $49,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $5,500 to the Plan once the participant meets the Maximum Elective Deferral Limit of $16,500 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year. The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the Plan year.

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following table:
	Vested Percentage
	---Discretionary Contribution----
Years of Service	All Locations Except Sun Valley	Sun Valley
1 Year	0%	0%
2 Years	20%	20%
3 Years	40%	40%
4 Years	60%	50%
5 Years	80%	60%
6 Years	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributes 5% of each participant's eligible compensation for the year.

6.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2008	2009
Net Assets:
AVX Corporation Common Stock Match Fund	$2,300,955	$4,266,960

Year Ended
December 31, 2009
Changes in Net Assets:
Contributions	$909,526
Dividends	52,904
Forfeitures	(69)
Fees	(65)
Net appreciation	1,458,156
Benefits paid to participants	(355,611)
Transfers into plan	1,223
Transfers to participant-directed investments	(100,059)
Total	$1,966,005

7.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Tax Status:

The Plan received a favorable determination letter from the Internal Revenue Service in April 2002 advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”) and is thereby exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter.  The Company identified certain operational failures. In consultation with legal counsel, management has corrected these errors under the self-correction program provided by the Internal Revenue Service.  The Plan’s management is committed to ensuring the Plan remains in compliance with the provisions of the IRC and, based upon the favorable determination letter and the actions taken under the voluntary correction program, management believes the Plan is designed in accordance with the IRC and will remain tax-exempt. A request by the Company for a current determination letter from the IRS is pending.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

9.	Related-Party Transactions:

Loans to participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS.  As of December 31, 2008, the Plan held investments of $7,775,285 or 979,255 shares of AVX Stock and $6,401,561 or 88,456 shares of Kyocera ADS.  As of December 31, 2009, the Plan held investments of $11,916,173 or 940,503 shares of AVX Stock and $6,851,090 or 77,580 shares of Kyocera ADS.

10.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2008	2009
Net assets available for benefits per the financial statements	$90,182,519	$102,565,572
Less:
Deemed distributions of participant loans	34,752	41,572
Adjustments from contract value to fair value for Pooled Separate Account	3,229,933	1,013,336
Net assets available for benefits per Form 5500	$86,917,834	$101,510,664

2009
Net increase in net assets available for benefits per the financial statements	$12,383,053
Add:
Adjustments from contract value to fair value for Pooled Separate Account	2,216,597
Less:
Deemed distributions of participant loans	6,820
Net increase in net assets available for benefits per Form 5500	$14,592,830

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 30, 2010

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$12,070,701	$11,916,173

*	Kyocera Corporation	American Depository Shares	**	6,851,090

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account	**	20,097,839

*	MainStay Cash Reserves Fund	Money Market Fund	**	257,262

	T. Rowe Price Spectrum Income Fund	Mutual Fund	**	0
	Janus Balanced Fund	Mutual Fund	**	7,939,690
	Seligman TargETFund Core A	Mutual Fund	**	140,597
	Seligman TargETFund 2015 A	Mutual Fund	**	318,055
	Seligman TargETFund 2025 A	Mutual Fund	**	548,119
	Seligman TargETFund 2035 A	Mutual Fund	**	290,653
	Seligman TargETFund 2045 A	Mutual Fund	**	316,735
*	MainStay S&P 500 Index Fund	Mutual Fund	**	6,784,732
	Janus Fund	Mutual Fund	**	6,333,216
	Lord Abbett Mid-Cap Value Fund	Mutual Fund	**	0
	Seligman Large-Cap Value Fund	Mutual Fund	**	12,723,213
	PIMCO Total Return Fund	Mutual Fund	**	7,636,386
	American EuroPacific Growth Fund	Mutual Fund	**	9,139,681
	Wells Fargo Advantage Mid-Cap Discipline Fund	Mutual Fund	**	6,261,739
				58,432,816

*	Participant Loans	Interest rates ranging from 4.75% - 9.75% and maturing through 2014.	**	2,233,850

		Total Investments		$99,789,030

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.